FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, November 12, 2009 – Grupo Pão de Açúcar (BOVESPA: PCAR5; NYSE: CBD) announces its results for the third quarter of 2009 (3Q09). The operating and financial information contained herein includes the accounting changes introduced by Law 11,638/07 and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assai Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A. and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current corporate law (Law 6,404). All comparisons are with the third quarter of 2008 (3Q08), except where stated otherwise.

Gross Sales and Net Income increase by 37.1% and 156.7%, respectively, in 3Q09.

[Comparable-basis comments – excluding Globex]

• Gross sales totaled R$ 5,652.3 million in the third quarter, while net sales came to R$ 5,074.3 million, respective year-on-year growth of 11.8% and 15.1%.

• Under the same-store concept, which includes only those stores that have been operating for at least 12 months, gross sales recorded year-on-year growth of 9.7%, or 5.1% when deflated by the General IPCA consumer price index.

• Still under the same-store concept, sales of food products increased by 9.0% year-on-year, while non-food items recorded growth of 11.9%.

• Total operating expenses represented 18.4% of 3Q09 net revenue, a lower ratio than in 3Q08.

• EBITDA totaled R$ 356.3 million, accompanied by an EBITDA margin of 7.0%, slightly above the 2Q09 figure.

• FIC generated 3Q09 equity income of R$ 2.0 million and accounted for 12.0% of the Group’s total sales, closing the quarter with 5.9 million clients and receivables of R$ 1.7 billion.

• Sendas Distribuidora recorded 3Q09 net income of R$ 67.3 million, a substantial improvement over the net loss R$ 9.3 million reported in 3Q08.

• Assai posted consolidated net income (including the stores in São Paulo, Ceará and Rio de Janeiro) of R$ 4.4 million, still impacted by store openings and conversions, especially in Rio de Janeiro.

• Net income stood at R$ 206.7 million, a massive 210.3% up on 3Q08.

[Consolidated comments – including Globex]

• Gross sales totaled R$ 6,931.3 million in 3Q09, 37.1% up year-on-year, while net sales came to R$ 6,151.0 million, a 39.6% improvement over 3Q08.

• Ponto Frio’s gross and net sales increased by 9.1% and 15.8%, respectively, in the quarter.

• Net income totaled R$ 171.0 million, 156.7% more than in 3Q08.

Financial and Operating Highlights
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Gross Sales	6,931.3	5,652.3	5,055.6	11.8%	17,864.0	16,585.0	14,934.4	11.1%
Net Sales	6,151.0	5,074.3	4,407.0	15.1%	15,799.3	14,722.6	12,890.4	14.2%
Gross Profit	1,525.2	1,287.6	1,189.8	8.2%	3,968.9	3,731.2	3,408.4	9.5%
Gross Margin - %	24.8%	25.4%	27.0%	-160 bps(2)	25.1%	25.3%	26.4%	-110 bps(2)
Total Operating Expenses	1,175.2	931.2	834.8	11.5%	2,961.5	2,717.5	2,481.4	9.5%
% of Net Sales	19.1%	18.4%	18.9%	-50 bps(2)	18.7%	18.5%	19.3%	-80 bps(2)
EBITDA	350.0	356.3	354.9	0.4%	1,007.4	1,013.8	927.0	9.4%
EBITDA Margin - %	5.7%	7.0%	8.1%	-110 bps(2)	6.4%	6.9%	7.2%	-30 bps(2)
Net Income before Income Tax	137.2	168.8	98.9	70.6%	455.3	486.9	224.3	117.1%
Net Income	171.0	206.7	66.6	210.3%	397.6	433.3	151.5	186.0%
Net Margin - %	2.8%	4.1%	1.5%	260 bps(2)	2.5%	2.9%	1.2%	170 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

Grupo Pão de Açúcar operates 1,069 stores. 78 gas stations and 147 drugstores in 18 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com), gas stations and drugstores, as well as an extensive distribution network. In 2008, the Group recorded gross sales of R$ 20.9 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

Operating Performance

The numbers related to the Group’s operating performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assai (Rede Atacadista Assai) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (Ponto Frio).

With the acquisition of Ponto Frio in July 2009, Grupo Pão de Açúcar became one of the country’s leading electronics/household appliance retailers, with operations in 18 states and the Federal District.

In the same month, GPA acquired the remaining shares in Barcelona Comércio Varejista e Atacadista S.A., the controller of the Assai format and now retains 100% of the self-service wholesale business.

The figures below include the accounting changes introduced by Law 11,638/07. The year-to-date information also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 9.7% in 3Q09,
and by 9.2% in the first nine months

Sales Performance
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Gross Sales	6,931.3	5,652.3	5,055.6	11.8%	17,864.0	16,585.0	14,934.4	11.1%
Net Sales	6,151.0	5,074.3	4,407.0	15.1%	15,799.3	14,722.6	12,890.4	14.2%
(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter of 2009, Grupo Pão de Açúcar’s gross sales increased by 11.8% over the same period last year to R$ 5,652.3 million, while net sales grew by 15.1% to R$ 5,074.3 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio outlets), gross sales grew by 9.7%, giving real growth of 5.1% when deflated by the General IPCA consumer price index(1), while net sales recorded nominal growth of 12,9%.

Also on a same-store basis, gross food sales grew by 9.0%, with personal care & household cleaning products doing exceptionally well. Non-food sales increased by 11.9%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average.

The Group’s best-performing formats in the third quarter were Pão de Açúcar, Extra (especially in the Northeast and Midwest), Extra Eletro, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (Extra.com.br and Pão de Açúcar Delivery) also continued to record exceptional growth.

In the first nine months of 2009, the Company’s gross and net sales recorded respective growth of 11.1% and 14.2%. In same-store terms, gross sales grew by 9.2%, giving real growth of 3.8% after deflation by the General IPCA index(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 12.1%.

Also on a same-store basis, food and non-food sales increased by 8.3% and 12.0%, respectively.

[Consolidated comments – including Globex]

In the third quarter, Grupo Pão de Açúcar’s gross sales increased by 37.1% year-on-year to R$ 6,931.3 million, while net sales recorded an even bigger increase of close to 39.6%, reaching R$ 6,151.0 million.

In the first nine months, Grupo Pão de Açúcar recorded gross sales of R$ 17,864.0 million and net sales of R$ 15,799.3 million, representing respective growth of 19.6% and 22.6% over 9M08.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

Gross Profit
Comparable-basis growth of 8.2% in the quarter

Gross Profit
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Gross Profit	1,525.2	1,287.6	1,189.8	8.2%	3,968.9	3,731.2	3,408.4	9.5%
Gross Margin - %	24.8%	25.4%	27.0%	-160 bps(2)	25.1%	25.3%	26.4%	-110 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, gross profit totaled R$ 1,287.6 million, 8.2% up year-on-year, accompanied by a gross margin of 25.4%, down by 160 bps, impacted by the following factors:

(i) increased impact of the change in the way ICMS (state VAT) is collected on certain products as of the second quarter of 2008, which reduced the gross margin by around 80 bps over 3Q08;

(ii) Assai’s share of the Group’s total sales (excluding Ponto Frio) increased by 290 bps over 9M08. Since the Assai stores operate with lower margins than the Group as a whole, this upturn resulted in a 50 bps reduction in the Group’s gross margin; and

(iii) the strengthening of promotional activities in the third quarter and the higher share of electronics/household appliance sales, whose margins are lower than those of food products, although they contribute to push up the average ticket. These factors reduced the gross margin by a further 30 bps over 3Q08.

In the first nine months, gross profit amounted to R$ 3,731.2 million, 9.5% more than the same period last year, while the gross margin narrowed by 110 bps to 25.3%, of which: (i) 70 bps from the increased impact of the change in the way ICMS is levied; (ii) 30 bps from the increased share of Assai’s sales; and (iii) 10 bps from promotional activities and the increased share of non-food products in total sales.

[Consolidated comments – including Globex]

In the third quarter, gross profit totaled R$ 1,525.2 million, with a gross margin of 24.8%.

In the first nine months, gross profit stood at R$ 3,968.9 million, accompanied by a gross margin of 25.1%.

It is worth noticing that the Company has been adopting a strategy of increasing the share of new businesses such as Assai (wholesale/retail), gas stations and electronics/household appliance stores, which has helped reducing the gross margin in recent quarters. On the other hand, this strategy has generated cash margin gains, in line with the Group’s established goals.

Total Operating Expenses
Comparable-basis reduction of 50 bps in 3Q09

Operating Expenses
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Selling Expenses	978.0	792.6	705.2	12.4%	2,488.6	2,303.2	2,080.9	10.7%
Gen. Adm. Expenses	197.3	138.6	129.6	7.0%	472.9	414.3	400.5	3.5%

Total Operating Expenses	1,175.2	931.2	834.8	11.5%	2,961.5	2,717.5	2,481.4	9.5%
% of Net Sales	19.1%	18.4%	18.9%	-50 bps(2)	18.7%	18.5%	19.3%	-80 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, total operating expenses (including selling and general and administrative expenses) represented 18.4% of net sales, identical to the 2Q09 ratio and lower than the 18.9% recorded in 3Q08, reflecting that the Company’s expenses remain under control. In absolute terms, they totaled R$ 931.2 million, 11.5% up year-on-year.

In the first nine months, total operating expenses came to R$ 2,717.5 million, 9.5% up on 9M08, but below the period sales growth of 11.1%. As a percentage of net sales, they came to 18.5%, 80 bps down on the same period last year.

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 9M09 operating expenses would have increased by 10.5% in relation to the 9M08 pro-forma result.

[Consolidated comments – including Globex]

In the third quarter, total operating expenses amounted to R$ 1,175.2 million, equivalent to 19.1% of net sales.

In the first nine months, total operating expenses represented 18.7% of net sales. In absolute terms, they totaled R$ 2,961.5 million.

EBITDA
Totals R$ 356.3 million in the quarter on a comparable basis

EBITDA
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
EBITDA	350.0	356.3	354.9	0.4%	1,007.4	1,013.8	927.0	9.4%
EBITDA Margin - %	5.7%	7.0%	8.1%	-110 bps(2)	6.4%	6.9%	7.2%	-30 bps(2)
(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter, EBITDA totaled R$ 356.3 million, with an EBITDA margin of 7.0%, slightly higher than the 6.9% recorded in 2Q09.

In the first nine months, EBITDA came to R$ 1,013.8 million, 9.4% up year-on-year, while the EBITDA margin narrowed from 7.2%, in 9M08, to 6.9%.

The nine-month year-on-year reduction was in line with the Company’s strategy of expanding its share of new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales, as well as ensuring cash margin gains.

[Consolidated comments – including Globex]

In the third quarter, EBITDA stood at R$ 350.0 million, accompanied by an EBITDA margin of 5.7%.

In the first nine months, EBITDA totaled R$ 1,007.4 million, with an EBITDA margin of 6.4%.

Net Financial Result
Comparable-basis recovery of 53.6% in the quarter

Financial Result
(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Financial Revenue	72.4	66.0	72.6	-9.2%	193.4	186.9	200.8	-6.9%
Financial Expenses	(137.2)	(113.9)	(176.0)	-35.3%	(390.4)	(367.2)	(456.3)	-19.5%

Net Financial Income	(64.7)	(47.9)	(103.4)	-53.6%	(197.0)	(180.2)	(255.6)	-29.5%
(1) Totals may not tally as the figures are rounded off.

[Comparable-basis comments – excluding Globex]

In the third quarter, the net financial result was R$ 47.9 million negative, 53.6% down year-on-year, mainly due to the period reduction in the average gross debt and the lower CDI rate and to the mark to market of the Company’s financial instruments following the accounting changes introduced by Law 11,638/07.

(R$ million)(1)	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
(i) Debt Expenses	(64.9)	(63.1)	(85.2)	22.1	(194.0)	(192.2)	(225.3)	33.0
(i) Receivables Fund	(14.1)	(14.1)	(24.6)	10.5	(63.8)	(63.8)	(68.7)	4.9
(ii) Cash Returns	32.6	32.2	38.2	(6.1)	91.7	91.3	88.6	2.6
(iii) Mark to Market	0.4	0.4	(24.9)	25.3	17.0	17.0	(32.3)	49.3
(iv) Restatement of Assets and Liabilities	(19.2)	(17.2)	(24.4)	7.2	(69.7)	(67.7)	(73.8)	6.2
(iv) Other Financial Revenues (Expenses)	0.5	13.9	17.5	(3.5)	21.9	35.3	55.9	(20.6)

Net Financial Result	(64.7)	(47.9)	(103.4)	55.4	(197.0)	(180.2)	(255.6)	75.4
CDI	2.2%	2.2%	3.2%		7.6%	7.6%	8.8%
(1) Totals may not tally as the figures are rounded off.

The Group’s capital structure remains solid, with a reduction in net debt and increased cash flow, resulting in a net-debt-to-EBITDA ratio of 0.41x (within the annual guidance of below 1xEBITDA), fortified by the ongoing drive to optimize expenses and investments and maintain control over working capital.

The Company’s total cash position at the close of 3Q09 still contained the amount of R$ 451.8 million following the Company’s private capital increase, which was paid to the shareholders of Globex Utilidades S.A. on October 2, 2009.

[Consolidated comments – including Globex]

In the third quarter, the net financial result was negative by R$ 64.7 million. The net-debt-to-EBITDA ratio stood at 0.56x.

Equity Income
Result almost triples in 9M09

In the third quarter, FIC - Financeira Itaú CBD accounted for 12.0% of the Group’s total sales, closing the quarter with 5.9 million clients and a receivables portfolio of R$ 1.7 billion. As a result, it generated equity income of R$ 2.0 million, versus a negative R$ 199,000 in 3Q08.

In the first nine months, equity income totaled R$ 9.3 million, more than triple the 9M08 figure, once again exceeding the Company’s expectations and reflecting the initiatives implemented throughout 2008, which generated important portfolio gains, kept default under control thanks to a rigorous credit-granting policy and led to a differentiated positioning in regard to the competition.

Sendas Distribuidora
Net income of R$ 67.3 million in the quarter

The table below and the comments on Sendas Distribuidora’s operating performance do not include the six stores converted into Assai outlets between the end of 2008 and 1H09. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

SENDAS - Financial and Operating Highlights excluding Assai stores in Rio de Janeiro

(R$ million)(1)	3Q09	3Q08	% Chg.	9M09	9M08	% Chg.
Gross Sales	815.1	801.6	1.7%	2,482.1	2,451.4	1.3%
Net Sales	704.3	698.1	0.9%	2,153.6	2,136.1	0.8%
Gross Profit	192.4	199.9	-3.7%	577.0	581.8	-0.8%
Gross Margin - %	27.3%	28.6%	-130 bps(2)	26.8%	27.2%	-40 bps(2)
Total Opearting Expenses	152.2	143.8	5.8%	456.2	443.6	2.8%
% of Net Sales	21.6%	20.6%	100 bps(2)	21.2%	20.8%	40 bps(2)
EBITDA	40.2	56.0	-28.3%	120.9	138.2	-12.5%
EBITDA Margin - %	5.7%	8.0%	-230 bps(2)	5.6%	6.5%	-90 bps(2)
Net Income	67.3	(9.3)	-	57.0	(24.8)	-
Net Margin - %	9.6%	-1.3%	-	2.6%	-1.2%	-
(1) Totals may not tally as the figures are rounded off.
(2) Basis Points

In the third quarter, Sendas Distribuidora recorded gross and net sales of R$ 815.1 million and R$ 704.3 million, respectively. Gross profit stood at R$ 192.4 million, with a gross margin of 27.3%. Operating expenses came to R$ 152.2 million, equivalent to 21.6% of net sales, 100 bps up on 3Q08 due to the increase in IPTU property tax in Rio de Janeiro. EBITDA totaled R$ 40.2 million, 5.8% up year-on-year, accompanied by an EBITDA margin of 5.7%, a substantial 180 bps improvement over 2Q09. Net income came to R$ 67.3 million.

In the first nine months, gross and net sales totaled R$ 2,482.1 million and R$ 2,153.6 million, respectively. Gross profit came to R$ 577.0 million, with a gross margin of 26.8%. Operating expenses amounted to R$ 456.2 million, representing 21.2% of net sales. EBITDA stood at R$ 120.9 million, with an EBITDA margin of 5.6%, and net income totaled R$ 57.0 million.

Assai Atacadista
Total operating expenses record 140 bps improvement over 2Q09

Assai - Financial and Operating Highlights

(R$ million)(1)	3Q09 SP and CE (Barcelona)	3Q09 RJ (Xantocarpa)	3Q09 Consolidated	3Q08	% Chg.	9M09 Consolidated	9M08	% Chg.
Gross Sales	475.0	78.5	553.5	347.8	59.2%	1,499.2	980.7	52.9%
Net Sales	434.0	68.8	502.8	305.9	64.4%	1,350.7	853.9	58.2%
Gross Profit	63.0	6.0	69.0	50.1	37.6%	192.8	124.0	55.5%
Gross Margin - %	14.5%	8.7%	13.7%	16.4%	-270 bps(2)	14.3%	14.5%	-20 bps(2)
Total Operating Expenses	46.7	9.8	56.5	34.9	61.9%	168.1	96.8	73.6%
% of Net Sales	10.8%	14.2%	11.2%	11.4%	-20 bps(2)	12.4%	11.3%	110 bps(2)
EBITDA	16.3	(3.8)	12.5	15.3	-17.9%	24.8	27.2	-9.0%
EBITDA Margin - %	3.8%	-5.5%	2.5%	5.0%)	-250 bps(2)	1.8%	3.2%	-140 bps(2)
Net Income	7.0	(2.5)	4.4	7.5	-41.0%	8.9	13.5	-34.2%
Net Margin - %	1.6%	-3.6%	0.9%	2.5%	-160 bps(2)	0.7%	1.6%	-90 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) Basis Points

In the third quarter, Assai recorded consolidated gross and net sales (including the stores in São Paulo, Ceará and Rio de Janeiro) of R$ 553.5 million and R$ 502.8 million, respectively. Gross profit came to R$ 69.0 million, with a gross margin of 13.7%, less than the 15.5% recorded in 2Q09. Total operating expenses represented 11.2% of net revenue and amounted to R$ 56.5 million in absolute terms. EBITDA totaled R$ 12.5 million, with an EBITDA margin of 2.5%.

These results were still impacted by the opening of new stores and the conversion of existing ones, especially in Rio de Janeiro, which, despite recording increased sales and reduced operating expenses, have not yet reached maturity. Excluding the Rio stores, Assai (São Paulo and Ceará) recorded an EBITDA margin of 3.8%. Period net income stood at R$ 4.4 million, versus R$ 7.5 million in 3Q08.

In the first nine months, gross and net sales came to R$ 1,499.2 million and R$ 1,350.7 million, respectively. Gross profit totaled R$ 192.8 million, 55.5% up year-on-year, with a margin of 14.3%. Total operating expenses amounted to R$ 168.1 million, equivalent to 12.4% of net sales. EBITDA stood at R$ 24.8 million, with a margin of 1.8% (3.4% excluding the Rio stores). Net income totaled R$ 8.9 million.

Net Income
Growth of 210.3% in the quarter on a comparable basis

Net Income
(R$ million)(1)	3Q09Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 consolidated	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Net Income	171.0	206.7	66.6	210.3%	397.6	433.3	151.5	186.0%
Net Margin - %	2.8%	4.1%	1.5%	260 bps(2)	2.5%	2.9%	1.2%	170 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) Basis Points.

[Comparable-basis comments – excluding Globex]

In the third quarter, the Company posted net income of R$ 206.7 million, 210.3% up on the same period last year.

In the first nine months, net income came to R$ 433.3 million, equivalent to 2.9% of net sales, 170 bps up on 9M08.

[Consolidated comments – including Globex]

In the third quarter, net income came to R$ 171.0 million, accompanied by a net margin of 2.8%.

In the first nine months, net income stood at R$ 397.6 million with net margin of 2.5%.

In addition, at the end of August, Grupo Pão de Açúcar and Banco Itaú-Unibanco concluded the renegotiation of the association agreement involving FIC (Financeira Itaú CBD), which resulted in the payment of R$ 600 million by Banco Itaú-Unibanco and a consequent increase in the Company’s cash position.

However, the positive impact of this transaction was offset by the period reappraisal and write-down of assets and contingencies, resulting in a positive effect on adjusted net income of R$ 52.2 million.

(R$ million)(1)	3Q09
Consolidated
(inc Ponto Frio)
Revenue from Renegotiation with Itaú	600.0
Expenses from Globex Acquisition	(23.5)
Provisions for possible lawsuits, net of gains from the amnesty, fines and charges	(232.7)
Write-Down of Tax Credits and Others	(375.2)

Other non-recurring expenses*	(31.4)

Income Tax	110.3
Minority Interest	(26.7)

Total	52.2
* Does not include R$ 3.9 million of Permanent Assets
(1) Totals may not tally as the figures are rounded off.

REFIS 11,941/2009:

Given the benefits generated by Law 11,941/09, which altered the legislation regarding the payment of federal tax debts in installments, during the the quarter ended September 30, 2009, Management, together with its legal advisors, evaluated all the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program. Due to the Supreme Federal Court (STF)’s recent decision on the constitutionality of the COFINS increase (Law 9,718/99) in a similar lawsuit and the possibility of formalizing this case law against the taxpayers’ interests that uphold said discussion, the Company and its subsidiaries opted to adhere to the installment payment enacted by Law 11,941/09.

The net variation in tax installment payments and provisions for contingencies resulted in a total reduction of R$ 76 million.

Balance of Provisions and Installment Payments
	Balance in	Balance in	Chg.
	06 / 30	09/30
(R$ million)(1)
Provision for Contingencies	1,290.0	200.0	(1,090.0)
Tax Installments	229.0	1,243.0	1,014.0
Sub-total	1,519.0	1,443.0	(76.0)
Globex: Prov for Contingencies + Tax Installments	-	239.0	239.0
Total	1,519.0	1,682.0	163.0

Adjusted Net Income
Growth of 68.9% in the quarter on a comparable basis

Net income in the first nine months of 2008 was affected by 1Q08 restructuring expenses totaling R$ 17.2 million. It is also worth noting that despite the application of Law 11,638/07, 9M08 net income still included the impact of goodwill amortizations. The table below shows the impact of non-recurring events in 3Q09 (Note 21 of the Quarterly Information), as mentioned previously:

Adjusted Net Income
(R$ million)(1)	3Q09 Consolidated(inc Ponto Frio)	3Q09Comparable Basis(ex Ponto Frio)	3Q08 consolidate	% Chg.	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	% Chg.
Net Income	171.0	206.7	66.6	210.3%	397.6	433.3	151.5	186.0%
Restructuring Expenses(2)	-	-	-	-	-	-	17.2	-
Amortization of Goodwill(2)	-	-	24.9	-	-	-	74.0	-
Non-recurring Result(2)	(52.2)	(52.2)	-	-	(52.2)	(52.2)	-	-
Adjusted Net Income	118.8	154.5	91.5	68.9%	345.4	381.1	242.7	57.0%
(1) Totals may not tally as the figures are rounded off.
(2) Net of Income Tax.

[Comparable-basis comments – excluding Globex]

Including the impact of the items in the above table, 3Q09 and 9M09 net income recorded respective year-on-year growth of 68.9% and 57.0%.

[Consolidated comments – including Globex]

Including the impact of the items in the above table, 3Q09 and 9M09 net income amounted to R$ 118.8 million and R$ 345.4 million, respectively.

Investments
The Group invested R$ 215.7 million in 3Q09

In the third quarter, investments totaled R$ 215.7 million, versus R$ 107.0 million in 3Q08. Most of the funds went to the opening of 11 new stores in Paulo – seven Extra Fácil outlets, two Assai stores, one Extra hypermarket and one Pão de Açúcar store.

The main highlights of the quarter were:

  R$ 92.1 million in the opening and construction of new stores;
  R$ 84.5 million in store renovation;
  R$ 39.1 million in infrastructure (technology and logistics) and others.

In the first nine months, investments totaled R$ 429.8 million, versus R$ 330.8 million in the same period last year.

Dividends

On November 11, the Board of Directors approved the payment of R$ 15.5 million as advanced dividends relative to the third quarter of 2009, pursuant to the dividend policy approved on August 3, 2009, at R$ 0.060126452 per common share and R$ 0.066139097 per preferred class A share. Payment will be effected on November 30, 2009.

Shareholders registered as such on the base date of November 18, 2009, will be entitled to receive the payment. As of November 19, 2009, shares will be traded ex-dividends until the payment date.

It is worth remembering that the final installment (4Q09) will include the difference between the amount prepaid throughout the year and the minimum mandatory dividends based on the Company’s 2009 performance. This payment will take place after the Company’s accounts and the allocation of 2009 net income have been approved by the Annual Shareholders’ Meeting.

Globex Utilidades S.A.
Banco Investcred posts 3Q09 net income of R$ 7.0 million

On June 8, 2009, Grupo Pão de Açúcar informed its shareholders and the market in general that it was beginning the process of acquiring the Ponto Frio chain (Globex Utilidades S.A.), transforming the Group into the Brazilian retail sector leader, with more than 1,000 stores and almost 80,000 employees and reaffirming its commitment to growing in the non-food (electronics/household appliance) segment. After the acquisition, the Company’s market share of this segment more than doubled, rising from 10% to 26%.

The third quarter of 2009 was marked by the transfer of control of Globex S.A. to Grupo Pão de Açúcar. Consequently, Globex’s 3Q09 operating and financial results, which also include 50% of Banco Investcred’s results, were consolidated into Grupo Pão de Açúcar’s results.

Working groups comprising Grupo Pão de Açúcar and Ponto Frio employees were set up to map existing synergy opportunities, aided by Galeazzi Associados. As a result, several decisions were taken with the aim of re-establishing profitable sales growth, with a focus on the client. The first results of this process have already become apparent, especially as of September, which recorded substantial sales growth.

In the third quarter, Ponto Frio accounted for 18.5% of the Group’s total sales. Gross sales totaled R$ 1,278.9 million, 9.1% more than in 3Q08 (+6.8% in same-store terms), while net sales climbed by 15.8% to R$ 1,076,8 million.

This significant upturn was the fruit of several measures taken by Grupo Pão de Açúcar to increase sales, including: (i) extending non-interest-bearing payment terms; (ii) aggressive media and promotional campaigns; (iii) enabling the use of GPA cards in Ponto Frio stores; and (iv) allowing payments in up to 15 installments for purchases with the Ponto Frio Flex Card.

Gross profit totaled R$ 237.7 million, accompanied by a gross margin of 22.2%, mainly impacted by the effect of the change in the way ICMS tax was levied in São Paulo state.

Total operating expenses represented 22.7% of net sales and EBITDA was a negative R$ 5.2 million, with a negative margin of 0.5%, a substantial improvement over the negative 32.2% recorded in 2Q09.

Banco Investcred Unibanco posted net income of R$ 7.0 million in the quarter, making a positive contribution to the 3Q09 result of Globex Utilidades S.A., which was a net loss of R$ 40.7 million.

The following information has not been reviewed by the independent auditors.

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand) Reported

	3rd Quarter				9 Months

	3Q09 Consolidated (inc Ponto Frio)	3Q09 Comparable Basis (ex Ponto Frio)	3Q08 Consolidated	%	9M09 Consolidated (inc Ponto Frio)	9M09 Comparable Basis (ex Ponto Frio)	9M08 Consolidated	%

Gross Sales Revenue	6,931,337	5,652,342	5,055,600	11.8%	17,864,000	16,585,005	14,934,408	11.1%
Net Sales Revenue	6,151,014	5,074,262	4,407,007	15.1%	15,799,311	14,722,559	12,890,429	14.2%
Cost of Goods Sold	(4,625,768)	(3,786,682)	(3,217,240)	17.7%	(11,830,400)	(10,991,314)	(9,482,036)	15.9%
Gross Profit	1,525,246	1,287,580	1,189,767	8.2%	3,968,911	3,731,245	3,408,393	9.5%
Selling Expenses	(977,980)	(792,599)	(705,224)	12.4%	(2,488,553)	(2,303,172)	(2,080,927)	10.7%
General and Administrative Expenses	(197,269)	(138,637)	(129,623)	7.0%	(472,933)	(414,301)	(400,462)	3.5%
Total Operating Expenses	(1,175,249)	(931,236)	(834,847)	11.5%	(2,961,485)	(2,717,473)	(2,481,390)	9.5%
Operating Income before Depreciation and
Financial Revenue (Expenses) - EBITDA	349,998	356,344	354,920	0.4%	1,007,426	1,013,773	927,003	9.4%
Depreciation	(122,931)	(110,123)	(152,025)	-27.6%	(336,446)	(323,638)	(444,172)	-27.1%
Operating Income before Taxes and
Financial Revenue (Expenses) - EBIT	227,067	246,221	202,895	21.4%	670,980	690,135	482,831	42.9%
Financial Revenue	72,442	65,953	72,619	-9.2%	193,438	186,949	200,763	-6.9%
Financial Expenses	(137,153)	(113,885)	(175,993)	-35.3%	(390,422)	(367,154)	(456,336)	-19.5%
Net Financial Income (Expenses)	(64,710)	(47,932)	(103,373)	-53.6%	(196,984)	(180,205)	(255,572)	-29.5%
Equity Income	1,588	2,034	(199)		8,884	9,330	2,392
Result from Permanent Assets	4,649	(98)	(376)		3,862	(885)	(5,355)
Other Operating Revenue (Expenses)	(31,426)	(31,426)	-		(31,426)	(31,426)	-
Income Before Income Tax	137,167	168,799	98,946	70.6%	455,317	486,948	224,295	117.1%
Income Tax	61,500	67,409	(29,397)		(25,275)	(19,366)	(66,948)
Income Before Minority Interest	198,668	236,208	69,549	239.6%	430,042	467,582	157,347	197.2%
Minority Interest	(25,614)	(27,462)	932		(22,829)	(24,678)	5,241
Income Before Profit Sharing	173,054	208,746	70,482	196.2%	407,212	442,905	162,588	172.4%
Employees' Profit Sharing	(2,008)	(2,008)	(3,861)	-48.0%	(9,580)	(9,580)	(11,061)	-13.4%
Net Income	171,046	206,738	66,621	210.3%	397,633	433,325	151,527	186.0%
Net Income per share	0.6730	0.8135	0.2832		1.5646	1.7050	0.6441
# of shares (in thousand) - ex shares held in treasury	254,149	254,149	235,250		254,149	254,149	235,250

% of Net Sales	3Q09	3Q09	3Q08		9M09	9M09	9M08

Gross Profit	24.8%	25.4%	27.0%		25.1%	25.3%	26.4%
Selling Expenses	-15.9%	-15.6%	-16.0%		-15.8%	-15.6%	-16.1%
General and Administrative Expenses	-3.2%	-2.7%	-2.9%		-3.0%	-2.8%	-3.1%
Total Operating Expenses	-19.1%	-18.4%	-18.9%		-18.7%	-18.5%	-19.3%
EBITDA	5.7%	7.0%	8.1%		6.4%	6.9%	7.2%
Depreciation	-2.0%	-2.2%	-3.5%		-2.1%	-2.2%	-3.5%
EBIT	3.7%	4.9%	4.6%		4.2%	4.7%	3.7%
Net Financial Income (Expenses)	-1.1%	-0.9%	-2.4%		-1.3%	-1.2%	-2.0%
Result from Permanent Assets	0.1%	0.0%	0.0%		0.0%	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.5%	-0.6%	0.0%		-0.2%	-0.2%	0.0%
Income Before Income Tax	2.2%	3.3%	2.2%		2.9%	3.3%	1.7%
Income Tax	1.0%	1.3%	-0.7%		-0.2%	-0.1%	-0.5%
Minority Interest/Employees' Profit Sharing	-0.5%	-0.6%	-0.1%		-0.2%	-0.2%	-0.1%
Net Income	2.8%	4.1%	1.5%		2.5%	2.9%	1.2%

Consolidated Balance Sheet - Based on Law 11,638/07 (R$ thousand)

	09.30.2009	09.30.2009
	Consolidated	Comparable Basis	06.30.2009
ASSETS	(inc Ponto Frio)	(ex Ponto Frio)	Consolidated

Current Assets	7,881,772	6,416,560	5,922,417
Cash and banks	216,918	174,914	166,826
Marketable Securities	1,936,785	1,893,658	1,558,518
Accounts Receivables	1,085,701	449,314	401,770
Credit Sales with post-dated checks	8,169	8,169	9,631
Credit Cards	1,157,109	388,378	321,851
Sales Vouchers	25,787	25,787	53,826
Others	86,703	55,334	26,940
Allowance for Doubtful Accounts	(192,067)	(28,354)	(10,478)
Resulting from Commercial Agreements	365,805	365,805	244,588
Accounts Receivables (FIDC)	1,010,901	1,010,901	1,039,606
Inventories	2,443,640	1,938,983	1,656,996
Recoverable Taxes	326,614	239,093	437,595
Deferred Income Tax and Social Contribution	175,082	139,240	222,312
Prepaid Expenses and Others	320,324	204,651	194,206

Noncurrent Assets	9,022,878	8,806,700	7,600,864
Long-Term Assets	2,113,215	1,794,135	1,942,313
Trade Accounts Receivable	386,811	386,346	382,031
Recoverable Taxes	113,523	54,792	140,948
Deferred Income Tax and Social Contribution	938,330	761,682	846,744
Amounts Receivable from Related Parties	259,561	259,561	271,831
Judicial Deposits	381,929	312,319	278,948
Expenses in Advance and Others	33,061	19,435	21,811
Investiments	141,188	469,507	136,828
Property and Equipment	5,108,548	4,919,507	4,817,184
Intangible Assets	1,659,928	1,623,552	704,539

TOTAL ASSETS	16,904,650	15,223,261	13,523,281

LIABILITIES	09.30.2009	09.30.2009	06.30.2009

Current Liabilities	6,845,223	5,487,779	4,561,652
Accounts Payable to Suppliers	3,062,555	2,215,937	1,971,236
Loans and Financing	1,200,613	949,846	994,991
Debentures	3,931	3,931	25,207
Payroll and Related Charges	346,435	296,990	235,040
Taxes and Social Contribution Payable	142,097	83,918	107,427
Dividends Proposed	1,902	230	2,660
Financing for Purchase of Fixed Assets	14,212	14,212	14,242
Rents	42,050	42,050	39,494
Recallable Fund Quotas (FIDC)	1,005,742	1,005,742	983,183
Acquisition of Companies	629,483	629,483	-
Others	396,202	245,439	188,173

Long-Term Liabilities	3,485,897	3,177,669	3,224,933
Loans and Financing	751,849	694,761	687,306
Recallable Fund Quotas (FIDC)	-	-	-
Debentures	984,184	984,184	979,543
Taxes Payable in Installments	1,199,838	1,187,247	173,295
Provision for Contingencies	427,518	199,996	1,289,942
Others	122,508	111,481	94,847

Minority Interest	116,851	101,134	101,490

Shareholders' Equity	6,456,678	6,456,678	5,635,205
Capital	5,364,412	5,364,412	4,691,092
Capital Reserves	504,348	504,348	496,316
Profit Reserves	587,918	587,918	447,797

TOTAL LIABILITIES	16,904,650	15,223,261	13,523,281

Consolidated Cash Flow - Based on Law 11,638/07 (R$ thousand)

	September 30

Cash Flow from Operating Activities	2009	2008

Net Income for the Period	397,633	151,527
Adjustment to reconcile net income
Deferred Income Tax	(13,395)	(36,287)
Residual Value of Permanent Asset Disposals	1,445	5,458
Depreciation and Amortization	336,446	444,172
Interest and Monetary Variation	320,346	368,209
Equity Income Results	(8,884)	(2,392)
Provision for Contingencies	54,566	88,044
Provisions for Fixed Assets Write-off and Losses		(40)
Provision for Amortization of Goodwill		80,532
Compensation in Shares	18,507	15,015
Minoritary Interest	22,829	(5,241)

	1,129,493	1,108,997

(Increase) Decrease in Assets
Accounts Receivable	74,655	237,830
Inventories	(465,557)	19,249
Recoverable Taxes	357,196	(47,529)
Other Assents	(2,899)	(41,247)
Related Parties	15,469	(3,538)
Judicial Deposits	(60,645)	(8,775)

	(81,781)	155,990

(Increase) Decrease in Liabilities
Suppliers	110,919	(490,030)
Payroll and Related Charges	122,332	64,758
Income and Social Contribution Taxes Payable	1,099,344	(131,601)
Contingencies	(1,145,889)	(150,780)
Other Accounts Payable	(84,487)	33,882

	102,219	(673,771)

Net Cash Flow Generated (Used) in Operating Activities	1,149,931	591,216

	September 30

Net Cash from Investing activities	2009	2008

Cash, net of Acquisitions	82,765	-
Acquisition of Companies	(698,305)	-
Acquisition of Capital at Subisidiaries	(16,277)	-
Acquisition of Proporty and Equipment	(395,615)	(306,051)
Increase in Intangible Assets	(37,645)	(10)
Sales of Property and Equipment	2,833	3,278

Net Cash Flow Generated (Used) in Investing Activities	(1,062,244)	(302,783)

Cash Flow from Financing Activities
Capital Increase	663,747	88,196
Increase of Minority Interest
Financing
Funding and Refinancing	252,268	682,558
Payments	(266,244)	(433,832)
Payment of Intereset	(110,677)	(202,134)
Payment of dividends	(98,690)	(50,029)

Net Cash Flow Generated (Used) in Financing Activities	440,404	84,759

Cash, Banks and Marketable Securities at beginning of the period	1,625,612	1,064,132
Cash, Banks and Marketable Securities at end of the period	2,153,703	1,437,324

Changes in cash and cash equivalent	528,091	373,192

Gross Sales per Format (R$ thousand)

1st Half	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	2,027,815	18.6%	1,900,171	19.2%	6.7%
Extra*	5,489,982	50.2%	4,996,564	50.8%	9.9%
CompreBem (b)	1,374,412	12.6%	1,501,181	15.2%	-8.4%
Extra Eletro	200,912	1.8%	172,253	1.7%	16.6%
Sendas**	893,880	8.2%	675,732	6.8%	32.3%
Assai	945,662	8.6%	632,907	6.4%	49.4%

Grupo Pão de Açúcar	10,932,663	100.0%	9,878,808	100.0%	10.7%

3rd Quarter	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	1,047,610	15.1%	958,123	19.0%	9.3%
Extra*	2,816,944	40.6%	2,552,333	50.5%	10.4%
CompreBem (b)	688,939	9.9%	673,648	13.3%	2.3%
Extra Eletro	107,536	1.6%	87,123	1.7%	23.4%
Sendas**	437,792	6.3%	436,618	8.6%	0.3%
Assai	553,521	8.0%	347,755	6.9%	59.2%
Ponto Frio(c)	1,278,995	18.5%	-	-	-

Grupo Pão de Açúcar	6,931,337	100.0%	5,055,600	100.0%	37.1%

GPA ex Ponto Frio	5,652,342	-	5,055,600	100.0%	11.8%

9 Months	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	3,075,425	17.2%	2,858,294	19.1%	7.6%
Extra*	8,306,926	46.5%	7,548,897	50.5%	10.0%
CompreBem (b)	2,063,351	11.6%	2,174,829	14.6%	-5.1%
Extra Eletro	308,448	1.7%	259,376	1.7%	18.9%
Sendas**	1,331,672	7.5%	1,112,350	7.4%	19.7%
Assai	1,499,183	8.4%	980,662	6.6%	52.9%
Ponto Frio(c)	1,278,995	7.2%	-	-	-

Grupo Pão de Açúcar	17,864,000	100.0%	14,934,408	100.0%	19.6%

GPA ex Ponto Frio	16,585,005	-	14,934,408	100.0%	11.1%

* Include Extra Fácil and Extra Perto sales.
**Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio Sales as of 3Q09.

Net Sales per Format (R$ thousand)

1st Half	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	1,805,418	18.7%	1,627,066	19.2%	11.0%
Extra*	4,800,684	49.8%	4,271,479	50.4%	12.4%
CompreBem (b)	1,244,518	12.9%	1,302,989	15.4%	-4.5%
Extra Eletro	163,597	1.7%	136,691	1.6%	19.7%
Sendas**	786,187	8.1%	597,174	7.0%	31.7%
Assai	847,893	8.8%	548,023	6.5%	54.7%

Grupo Pão de Açúcar	9,648,296	100.0%	8,483,422	100.0%	13.7%

3rd Quarter	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	940,922	15.3%	838,162	19.0%	12.3%
Extra*	2,515,616	40.9%	2,211,845	50.2%	13.7%
CompreBem (b)	633,714	10.3%	597,296	13.6%	6.1%
Extra Eletro	99,346	1.6%	69,556	1.6%	42.8%
Sendas**	381,839	6.2%	384,267	8.7%	-0.6%
Assai	502,826	8.2%	305,881	6.9%	64.4%
Ponto Frio(c)	1,076,752	17.5%	-	-	-

Grupo Pão de Açúcar	6,151,014	100.0%	4,407,007	100.0%	39.6%

GPA ex Ponto Frio	5,074,262	-	4,407,007	100.0%	15.1%

9 Months	2009	%	2008	%	(%) Chg.

Pão de Açúcar (a)	2,746,340	17.4%	2,465,228	19.1%	11.4%
Extra*	7,316,300	46.3%	6,483,324	50.3%	12.8%
CompreBem (b)	1,878,232	11.9%	1,900,285	14.7%	-1.2%
Extra Eletro	262,943	1.7%	206,247	1.6%	27.5%
Sendas**	1,168,025	7.4%	981,441	7.6%	19.0%
Assai	1,350,719	8.5%	853,904	6.6%	58.2%
Ponto Frio(c)	1,076,752	6.8%	-	-	-

Grupo Pão de Açúcar	15,799,311	100.0%	12,890,429	100.0%	22.6%

GPA ex Ponto Frio	14,722,559	-	12,890,429	100.0%	14.2%

* Include Extra Fácil and Extra Perto sales.
**Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio Sales as of 3Q09.

Sales Breakdown (% of Net Sales)

			2009				2008

	1st Half	3Q consolidated	3Q Caomparable Basis	9 Months consolidated	9 Months Comparable Basis	1st Half	3Q	9 Months

Cash	49.2%	47.6%	48.9%	48.5%	49.1%	50.1%	50.0%	50.2%
Credit Card	41.4%	44.3%	42.2%	42.9%	41.7%	40.6%	40.9%	39.6%
Food Voucher	8.2%	6.8%	8.1%	7.0%	8.2%	7.6%	7.7%	7.7%
Credit Card	1.2%	1.3%	0.9%	1.6%	1.1%	1.7%	1.4%	2.5%
Post-dated Checks	1.0%	0.8%	0.9%	0.9%	1.0%	1.2%	1.0%	1.6%
Installment Sales	0.1%	0.5%	0.0%	0.8%	0.1%	0.5%	0.4%	0.9%

Stores per Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	Extra Perto	Extra Fácil	Assai	Ponto Frio	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2009	145	102	47	165	73	5	32	28	-	597	1,360,706	70,656

Opened							8			8
Closed	(1)					(1)				(2)
Converted		(1)		(2)	(2)	1		4		-
Acquisitions									457	457

6/30/2009	144	101	47	163	71	5	40	32	457	1,060	1,696,113	78,896

Opened	1	1					7	2	8	19
Closed									(10)	(10)
Converted										-

9/30/2009	145	102	47	163	71	5	47	34	455	1,069	1,713,919	80,679

3Q09 Results Conference Call
Friday, November 13, 2009.

Conference Call in Portuguese with simultaneous translation into English:
8:00 a.m. - New York time | 11:00 a.m. - Brasília time
Dial-in: +1 (646) 843-6054
             +55 (11) 2188-0188

Code: GPA

A live webcast is available on the Company’s site: www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188 – Code: GPA

Investor Relations	MZ Consult
Tereza Kaneta
Daniela Sabbag	Phone: +55 (11) 3529-3754
daniela.sabbag@grupopaodeacucar.com.br	E-mail: mz.gpa@mz-ir.com

Adriana Tye Kasaishi Yoshikawa
adrianak@grupopaodeacucar.com.br

Marcel Rodrigues da Silva
marcel.rodrigues@grupopaodeacucar.com.br

Phone: (11) 3886-0421
Fax: (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

Website: http://www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 12, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.